Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$23,050,000.00	$707.64(1)

(1)	The filing fee of $707.64 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $483,372.55 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $707.64 is offset against the registration fee due for this offering and of which $482,664.91 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Equity First

Opportunity First

PRICING SUPPLEMENT

No. 2007-MTNDD115

(Related to the Product Supplement Dated April 23, 2007, Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

CITIGROUP FUNDING INC.

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Medium-Term Notes, Series D

2,305,000 Stock Market Upturn NotesSM

Based upon the

iShares® MSCI Emerging Markets Index Fund

Due October 9, 2008

$10.00 per Note

Investing in the Notes involves a number of risks. See “ Key Risk Factors” beginning on page PS-5.

The Notes represent obligations of Citigroup Funding Inc. only. iShares Inc. is not involved in any way in this offering and has no obligations relating to the Notes or to holders of the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.00	$23,050,000.00
Agent’s Discount	$0.225	$518,625.00
Proceeds to Citigroup Funding Inc.	$9.775	$22,531,375.00

The agent expects to deliver the Notes to purchasers on or about June 28, 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

June 25, 2007

PS-2	Stock Market Upturn Notessm

Stock Market

Upturn Notessm

Based Upon iShares® MSCI Emerging Markets Index Fund Due October 9, 2008

This pricing supplement represents a summary of the terms and conditions of the Stock Market Upturn Notessm. It is important for you to consider the information contained in this pricing supplement, the Stock Market Upturn Notessm product supplement, as well as the related prospectus supplement and prospectus. The description of the Stock Market Upturn Notessm below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the Stock Market Upturn Notessm set forth in the Stock Market Upturn Notessm product supplement. Capitalized terms used in this pricing supplement and not defined under “Final Terms” below have the meanings given them in the Stock Market Upturn Notessm product supplement which can be accessed for free by visiting http://www.sec.gov/Archives/edgar/data/831001/000119312507087705/d424b2.htm on the website of the Securities and Exchange Commission.

Overview of the Stock Market Upturn NotesSM

General

The Stock Market Upturn Notessm Based Upon iShares® MSCI Emerging Markets Index Fund Due 2008 (“the Notes”) are equity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately 1.25 years. Some key characteristics of the Notes include:

O

Leveraged upside participation. The Notes offer investors a participation rate of three times the upside growth potential of iShares® MSCI Emerging Markets Index Fund up to a maximum return on the Notes of 25.00% (approximately 20.00% per annum on a simple interest basis). Thus,

O

If the performance of the Underlying Equity is positive — if the closing price of the shares of the Underlying Equity on the Valuation Date is greater than the closing price of the shares of the Underlying Equity on the Pricing Date (regardless of the price of the shares of the Underlying Equity at any other time during the term of the Notes) — then you will participate in three times such positive return subject to the maximum return on the Notes.

O

If the performance of the Underlying Equity is negative — if the closing price of the shares of the Underlying Equity on the Valuation Date is less than the closing price of the shares of the Underlying Equity on the Pricing Date (regardless of the price of the shares of the Underlying Equity at any other time during the term of the Notes) — you will participate fully in such decline but not on a leveraged basis.

O

If the closing price of the shares of the Underlying Equity on the Valuation Date is equal to the closing price of the shares of the Underlying Equity on the Pricing Date (regardless of the price of the Underlying Equity at any other time during the term of the Notes), you will receive, at maturity, only your initial investment in the Notes.

Stock Market Upturn Notessm	PS-3

O

No principal protection. The Notes are not principal protected. If the performance of the Underlying Equity is negative, you will participate fully in such decline and the value of the Notes at maturity will be less than the amount of your initial investment and could be zero.

O

No periodic income payments. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity. You will also not receive any dividend payments or other distributions, if any, on the shares of the Underlying Equity or on the stocks included in the MSCI Emerging Markets Index. Instead, the return on the Notes, which is based on the performance of the Underlying Equity and could be positive, negative or zero, is paid at maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes is not guaranteed.

Types of Investors

The Notes may be an appropriate investment for the following types of investors:

O

Investors possessing a moderate growth view on the Underlying Equity who are looking for leveraged upside exposure to such underlying, subject to a maximum return, and who can withstand the risk of losing the principal amount of their investment.

O	Investors who seek to add an equity-index-linked investment to further diversify their portfolio.

O	Current or prospective investors in the iShares® MSCI Emerging Markets Index Fund or similar fund.

PS-4	Stock Market Upturn Notessm

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Stock Market Upturn Notessm Based Upon iShares® MSCI Emerging Markets Index Fund
Underlying Equity:	iShares® MSCI Emerging Markets Index Fund (“EEM”)
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Principal Protection:	None
Pricing Date:	June 25, 2007
Issue Date:	June 28, 2007
Valuation Date:	October 6, 2008
Maturity Date:	October 9, 2008
Issue Price:	$10.00 per Note
Coupon:	None
Payment at Maturity:	For each $10 Note, $10 plus the Note Return Amount
Note Return Amount:

For each $10 Note:

(1) if the Equity Return Percentage is positive,

$10 * Equity Return Percentage * 300%, provided, however, that the total amount payable at maturity cannot exceed $2.50 per Note

(2) if the Equity Return Percentage is zero, $0

(3) if the Equity Return Percentage is negative,

$10 *Equity Return Percentage, which will result in a negative Note Return Amount

Equity Return Percentage:	The return on the Underlying Equity, expressed as a percentage, shall equal: Ending Value – Starting Value Starting Value
Starting Value:	$130.44
Ending Value:	The closing price of the Underlying Equity on the Valuation Date
Listing:	The Notes have been approved for listing on the American Stock Exchange under the symbol “SKC” subject to official notice of issuance
CUSIP Number:	17311G698
Calculation Agent:	Citigroup Global Markets Inc.

Commissions and Issue Price:		Per Note	Total
	Public Offering Price:	$10.00	$23,050,000.00
	Agent’s Discount:	$0.225	$518,625.00
	Proceeds to Citigroup Funding Inc:	$9.775	$22,531,375.00

Stock Market Upturn Notessm	PS-5

Benefits of the Notes

O

Leveraged Growth Potential.    If the Ending Value of the Underlying Equity is higher than the Starting Value, you will participate in three times such appreciation, subject to a maximum return on the Notes of 25.00% (approximately 20.00% per annum on a simple interest basis) for the entire term of the Notes.

O	Diversification. The Notes may provide a degree of diversification within the equity portion of an investor’s portfolio through exposure to the Underlying Equity.

Key Risk Factors

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the Notes” section of the Stock Market Upturn Notessm product supplement and the “Risk Factors” section of the prospectus supplement related to this offering for a full description of risks.

O

Potential for Loss.    The amount you receive at maturity on the Notes will depend on the closing price of the shares of the Underlying Equity on the Valuation Date. If the closing price of the shares of the Underlying Equity on the Valuation Date is below the Starting Value, the amount you receive at maturity will be less than the amount of your initial investment in the Notes and could be zero, even if the price of the shares of the Underlying Equity exceeded the Starting Value at one or more times during the term of the Notes.

O

Appreciation Is Capped.    The maximum return on the Notes will be capped at 25.00% (approximately 20.00% per annum on a simple interest basis) for the entire term of the Notes even though you will be subject to the full risk of a decline in the value of the Underlying Equity. If the Ending Value exceeds the Starting Value by an amount greater than 25.00%, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Equity and is not subject to a maximum return or an investment directly in the stocks in which the Underlying Equity invests. (See the examples under “Hypothetical Amounts Payable at Maturity” below).

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the shares of the Underlying Equity or on the stocks included in the MSCI Emerging Markets Index.

O

The Tax Characterization of Some of the Potential Gains Is Uncertain.    It is currently unclear in what manner Section 1260 of the Internal Revenue Code of 1986 would apply to recharacterize any gains realized in respect of the Notes. Although the matter is not clear, it is possible that a portion of long-term capital gains, if any, realized by you in respect of the Notes could be recharacterized as ordinary income and could be subject to an interest charge. You should read the section “Certain U.S. Federal Income Tax Considerations” below for additional details.

O

Investments in or Related to Emerging Markets are Subject to Greater Risks than those in More Developed Markets.    The Underlying Equity invests in foreign markets that are considered emerging markets. Investments in or related to emerging markets are subject to a greater risk of loss than those in more developed markets due to economic, political and social instability.

PS-6	Stock Market Upturn Notessm

Some emerging market countries have experienced currency devaluations and substantial rates of inflation as well as periods of economic recession that have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging market countries generally are heavily dependent on commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments to relative currency values, and may suffer from extreme and volatile debt burdens. These countries may be subject to other protectionist measures imposed or negotiated by the countries with which they trade.

Some governments are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging market countries have periodically used forced to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging market countries. Unanticipated political or social developments may result in sudden and significant investment losses.

Investing in emerging market countries involves a greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested by certain emerging market countries.

In addition, some of these countries are located in parts of the world prone to natural disasters such as earthquakes, volcanoes or tsunamis. Any such event could have a large negative impact on their respective economies.

O

Potential for a Lower Comparable Yield.    The Notes do not pay any periodic interest. As a result, if the Ending Value is less than 133.32 (an increase of 2.208% from its Starting Value), the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Secondary Market May Not Be Liquid.    The Notes have been approved for listing on the American Stock Exchange under the symbol “SKC,” subject to official notice of issuance. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

O

Resale Value of the Notes May be Lower Than Your Initial Investment.    The Notes are not principal protected. Due to, among other things, changes in the prices of and dividend yields on shares of the Underlying Equity or on the stocks in which the Underlying Equity invests, interest rates, the earnings performance of the issuers of the stocks in which the Underlying Equity invests, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. Thus, the resale value of the Notes may be substantially lower than your initial investment.

O

The Value of the Shares of the Underlying Equity May Not Completely Track the Value of the MSCI Emerging Markets Index.    Although the trading characteristics and valuations of the shares of the Underlying Equity will usually mirror the characteristics and valuations of the MSCI Emerging Markets Index, the value of the underlying shares may not completely track the value of the MSCI Emerging Markets Index. The iShares® MSCI Emerging Markets Index

Stock Market Upturn Notessm	PS-7

Fund will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index. Additionally, because iShares® MSCI Emerging Markets Index Fund does not actually hold all of the stocks underlying the MSCI Emerging Markets Index but invests in a representative sample of securities that have a similar investment profile as the stocks underlying the MSCI Emerging Markets Index, the iShares® MSCI Emerging Markets Index Fund will not fully replicate the performance of the MSCI Emerging Markets Index. See “Description of the iShares® MSCI Emerging Markets Index Fund” in this offering summary.

O

The Trading Price of the Shares of Underlying Equity and the Notes Will Be Affected by Conditions in Foreign Securities Markets.    The stocks included in the MSCI Emerging Markets Index and that are generally tracked by the Underlying Equity have been issued by companies in foreign securities markets. Securities prices in foreign markets are subject to political, economic, financial and social factors that apply in those markets. Foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets. Cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets. There is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the stocks in which the Underlying Equity invests are traded may have adopted certain measures intended to limit short-term price fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that certain of the exchanges in the underlying jurisdictions might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the value of the Underlying Equity may be limited by price limitations on, or suspensions of trading of, individual stocks in which the Underlying Equity invests which may, in turn, adversely affect the value of the notes or result in the occurrence of a market disruption event.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the Underlying Equity, one or more stocks included in the MSCI Emerging Markets Index or other instruments, such as options, swaps or futures, based upon the Underlying Equity, one or more stocks included in the MSCI Emerging Markets Index or the MSCI Emerging Markets Index, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

O	Citigroup Inc.’s Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., which is Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

PS-8	Stock Market Upturn Notessm

Description of the iShares® MSCI Emerging Markets Index Fund

iShares, Inc. and the iShares® MSCI Emerging Markets Index Fund

According to publicly available documents, the iShares® MSCI Emerging Markets Index Fund is one of numerous separate investment portfolios called “Funds” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended February 28, 2007; its Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended November 30, 2006 and other information with the SEC. iShares, Inc.’s reports and other information are available to the public from the SEC’s website at http:// www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed as an equity benchmark for international stock performance. It is designed to measure equity market performance in the global emerging markets. As of September 30, 2006, the MSCI Emerging Markets Index consisted of the following 25 emerging market country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. As of March 31, 2007, the MSCI Emerging Markets Index’s five largest stocks were OAO Gazprom (ADR Reg S), Samsung Electronics Co., Ltd. (GDR 144A), POSCO (ADR), Taiwan Semiconductor Manufacturing Co., Ltd. (Sponsored ADR), and Kookmin Bank (Sponsored ADR) and its three largest industries were banks, materials and energy.

The iShares® MSCI Emerging Markets Index Fund uses a “Representative Sampling” strategy to try to track the MSCI Emerging Markets Index, which means it invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the underlying index, the Fund may invest up to 10% of its assets in shares of other iShares Funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index.

The iShares® MSCI Emerging Markets Index Fund’s top portfolio holdings can be found on iShares® website. Funds like the iShares® MSCI Emerging Markets Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the iShares® MSCI Emerging Markets Index Fund’s top holdings may be requested by calling 1-800-iShares.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of iShares, Inc.’s publicly available documents and neither has made any due diligence investigation or inquiry of iShares, Inc. in connection with the iShares® MSCI Emerging Markets Index Fund or the offering of the Notes. No representation is made that the publicly available information

Stock Market Upturn Notessm	PS-9

about iShares, Inc. or the iShares® MSCI Emerging Markets Index Fund is accurate or complete.

The Notes represent obligations of Citigroup Funding and Citigroup Inc. only. iShares, Inc. is not involved in any way in this offering and has no obligation relating to the Notes or to holders of the Notes.

MSCI Emerging Markets Index

The MSCI Emerging Markets Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization. It was launched on April 7, 2003 at an initial price of $33.33 The identity and approximate sector weight of the five largest sectors represented in the MSCI Emerging Markets Index as of March 31, 2007 were as follows: Commercial Banks (15.36%), Oil Gas and Consumable Fuels (15.10%), Semiconductors and Semiconductor Equipment (11.44%), Metals and Mining (11.09%) and Wireless Telecommunication Services (6.19%). Current information regarding the market value of the MSCI Emerging Markets Index is published daily by MSCI on its website.

The MSCI Emerging Markets Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group, within each country. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting MSCI Emerging Markets Index component securities. Currently, such changes in the MSCI Emerging Markets Index may only be made on four dates throughout the year: as of the close of the last business day of February, May, August and November.

THE MSCI EMERGING MARKETS INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT, AND AS A RESULT, YOUR RETURN ON THE NOTES, IF ANY, MAY NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the MSCI Emerging Markets Index: Underlying Stock Eligibility Criteria and Annual Ranking Review

The selection of the companies and securities for the MSCI Emerging Markets Index is based on the following guidelines:

(i)	Define the equity universe of listed securities within the emerging market countries;

(ii)   Adjust the total market capitalization for each security for its respective free float available to foreign investors;

(iii) Classify the universe of securities into industry groups under the Global Industry Classification Standard (GICS); and

(iv)	Select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determine the free float of a security, MSCI Barra considers the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include: strategic and other shareholdings not considered part of available free float; limits on share ownership for foreign investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

PS-10	Stock Market Upturn Notessm

MSCI Barra will derive a “Foreign Inclusion Factor” for a company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI Barra will then “float-adjust” the weight of each constituent company in the MSCI Emerging Markets Index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in the MSCI Emerging Markets Index.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

MSCI Barra may add additional companies and securities to the MSCI Emerging Markets Index or subtract one or more of its current companies and securities prior to the expiration date of the Notes. Any such adjustments are made to the MSCI Emerging Markets Index so that the value of the index at the effective date of such change is the same as it was immediately prior to such change.

Each company’s securities is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining the MSCI Emerging Markets Index, emphasis is also placed on continuity, replicability and on minimizing turnover in the index.

MSCI Barra classifies index maintenance in three broad categories. The first category consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index promptly as they occur. The second category consists of quarterly index reviews aimed at promptly reflecting other significant market events. The third category consists of full country index reviews that systematically re-assess the various dimensions of the equity universe for all emerging market countries and are conducted on a fixed annual timetable.

Ongoing event-related changes to the MSCI Emerging Markets Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the index at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the MSCI Emerging Markets Index continues to be an accurate reflection of the evolving emerging markets equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI Emerging Markets Index at the time of their actual occurrence and that should not wait until the annual index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI Emerging Markets Index component securities from the MSCI Emerging Markets Index, as well as changes in foreign inclusion factors and in number of shares.

Additions and deletions of securities may result from: the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; changes in industry classification, significant increases or decreases in free float, and relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for early inclusion at the time of their

Stock Market Upturn Notessm	PS-11

initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose company and/or security free float has fallen to less than 15% as a result of a corporate event and which do not meet specified criteria; the replacement of securities resulting from the review of price source for securities with both domestic and foreign board quotations; the deletion of securities that have become very small or illiquid; or other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factors for securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given the lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI Barra’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; or other events of a similar nature.

Updates in the number of shares are generally small changes in a security’s shares outstanding and may result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments, share buybacks or cancellations. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation.

The annual full MSCI Emerging Markets Index review includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for constituent and non-constituent securities, an updating of the minimum size guidelines for new and existing constituent securities, as well as changes typically considered for quarterly index reviews. During a full index review, securities may be added to or deleted from the MSCI Emerging Markets Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index changes during quarterly index reviews as discussed above. The results of the annual full index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Index maintenance is reflected in the MSCI Emerging Markets Index.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI Barra.

We have derived all information regarding the MSCI Emerging Markets Index from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International Inc. (“MSCI”) and Barra, Inc. (“Barra”). MSCI Barra is under no obligation to continue to publish, and may discontinue or suspend the publication of, the MSCI Emerging Markets Index at any time. None

PS-12	Stock Market Upturn Notessm

of Citigroup Global Markets, Citigroup Funding, Citigroup Inc. or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the MSCI Emerging Markets Index.

Historical Data on the Underlying Equity

The shares of the Underlying Equity have been listed on the New York Stock Exchange under the symbol “EEM” since February 16, 2007. From April 7, 2003 to February 15, 2007, the shares were listed on the American Stock Exchange. The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for the shares of the Underlying Equity, as reported on the New York Stock Exchange or the American Stock Exchange, as applicable, as well as the cash dividends paid per share of Underlying Equity. During the period reflected in the table below, the Underlying Equity split its stock 3 for 1 on June 8, 2005. The data appearing in the table below have been adjusted to reflect this split.

Holders of Notes will not be entitled to any rights with respect to the Underlying Equity (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low	Dividend
2003
Quarter
Second (from inception April 7)	41.1167	33.2333	0.0000
Third	47.7600	40.0000	0.0000
Fourth	54.7000	45.9033	0.0000
2004
Quarter
First	59.6667	54.9167	0.2714
Second	60.8000	47.6500	0.0000
Third	57.5933	50.7667	0.0000
Fourth	67.3000	56.6167	0.8043
2005
Quarter
First	74.1762	63.3767	0.0000
Second	73.1800	64.5900	0.0000
Third	85.1400	71.0000	0.0000
Fourth	90.0000	74.8500	0.9875
2006
Quarter
First	101.3900	90.0000	0.0000
Second	111.2500	81.3500	0.0000
Third	100.0000	87.0700	0.0000
Fourth	114.8000	94.9000	1.5725
2007
Quarter
First	119.5800	103.5600	0.0000
Second (through June 25)	133.9300	116.2200	0.0000

The closing price of the shares of the Underlying Equity on June 25, 2007 was $130.44.

Stock Market Upturn Notessm	PS-13

According to iShares, Inc.’s Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended February 28, 2007, at February 28, 2007, there were 126,600,000 shares of the Underlying Equity outstanding.

The following graph sets forth the daily closing price of the shares of the Underlying Equity, as reported on the American Stock Exchange or the New York Stock Exchange, from April 7, 2003 to June 25, 2007. The data reflected in the graph below was obtained from Bloomberg L.P. Past performance of the Underlying Equity is not indicative of future closing prices.

iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

PS-14	Stock Market Upturn Notessm

Hypothetical Amounts Payable at Maturity

The examples below show hypothetical amounts you could receive at maturity on the Notes for a range of Ending Values of the Underlying Equity. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Values of the Underlying Equity on the amount you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

O Issue Price: $10.00 per Note O Maximum Return: 25.00% (20.00% per annum on a simple interest basis) O Starting Value: 125	O Annualized dividend yield of the Underlying Equity: 1.25% O Maturity: 1.25 years O Upside Participation Rate: 300%

The following examples are for purposes of illustration only. The actual amount you receive at maturity will depend on the actual Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value and maximum return.

Ending Value	Underlying Equity Return Percentage(1)	Total Return On Underlying Equity(2)	Total Return on Notes(3)	Per Annum Return on Notes(4)	Total Return Amount on Notes(5)	Maturity Payment per Note
0	-100.00%	-98.44%	-100.00%	-80.00%	-$10.00	$0.00
63	-50.00%	-48.44%	-50.00%	-40.00%	-$5.00	$5.00
94	-25.00%	-23.44%	-25.00%	-20.00%	-$2.50	$7.50
97	-22.50%	-20.94%	-22.50%	-18.00%	-$2.25	$7.75
100	-20.00%	-18.44%	-20.00%	-16.00%	-$2.00	$8.00
103	-17.50%	-15.94%	-17.50%	-14.00%	-$1.75	$8.25
106	-15.00%	-13.44%	-15.00%	-12.00%	-$1.50	$8.50
109	-12.50%	-10.94%	-12.50%	-10.00%	-$1.25	$8.75
113	-10.00%	-8.44%	-10.00%	-8.00%	-$1.00	$9.00
116	-7.50%	-5.94%	-7.50%	-6.00%	-$0.75	$9.25
119	-5.00%	-3.44%	-5.00%	-4.00%	-$0.50	$9.50
122	-2.50%	-0.94%	-2.50%	-2.00%	-$0.25	$9.75
125	0.00%	1.56%	0.00%	0.00%	$0.00	$10.00
128	2.50%	4.06%	7.50%	6.00%	$0.75	$10.75
131	5.00%	6.56%	15.00%	12.00%	$1.50	$11.50
134	7.50%	9.06%	22.50%	18.00%	$2.25	$12.25
138	10.00%	11.56%	25.00%	20.00%	$2.50	$12.50
141	12.50%	14.06%	25.00%	20.00%	$2.50	$12.50
144	15.00%	16.56%	25.00%	20.00%	$2.50	$12.50
147	17.50%	19.06%	25.00%	20.00%	$2.50	$12.50
150	20.00%	21.56%	25.00%	20.00%	$2.50	$12.50
153	22.50%	24.06%	25.00%	20.00%	$2.50	$12.50
156	25.00%	26.56%	25.00%	20.00%	$2.50	$12.50
159	27.50%	29.06%	25.00%	20.00%	$2.50	$12.50
163	30.00%	31.56%	25.00%	20.00%	$2.50	$12.50
166	32.50%	34.06%	25.00%	20.00%	$2.50	$12.50
169	35.00%	36.56%	25.00%	20.00%	$2.50	$12.50

(1)	(Ending Value – Starting Value) / Starting Value
(2)	Assumes dividend yield on the Underlying Equity is compounded annually and not re-invested
(3)	The percentage return for the entire term of the Notes capped by the hypothetical 25.00% Maximum Return
(4)	Calculated on a simple interest basis
(5)	The dollar return for the entire term of the Notes capped by the hypothetical 25.00% Maximum Return

Stock Market Upturn Notessm	PS-15

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations of the purchase, ownership and disposition of the Notes by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and should be read in conjunction with, the discussion contained in the Stock Market Upturn Notessm product supplement under “Certain United States Federal Income Tax Considerations.”

All prospective investors should refer to the Stock Market Upturn Notessm product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the Notes.

The following discussion assumes that none of the companies in which the Underlying Equity invests is a passive foreign investment company for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning Notes would differ significantly from the consequences described below.

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Underlying Equity at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract.

Under such treatment, at maturity or upon the sale of a Note, you generally will recognize gain or loss equal to the difference between the cash received and your tax basis in the Note. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”), such gain or loss generally will be long-term capital gain or loss if you have held the Notes for more than one year at the time of the disposition.

Due to the absence of authority as to the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and under alternative treatments of the Notes, the timing and character of income from the Notes could differ substantially, resulting in less favorable U.S. federal income tax consequences to you. Under one alternative characterization, for example, you may be required to accrue income on a current basis with respect to the Notes.

In addition, although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the Notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260. Specifically, Section 1260 is intended to address situations in which investors take “constructive ownership” positions (through forward contracts or certain other derivatives) in certain types of underlying investments (including the Underlying Equity) and receive, in the form of gains on the disposition of the “constructive ownership” transaction, income that is attributable to current ordinary income generated by the underlying investments. In order to prevent taxpayers from using “constructive ownership” transactions to convert such current ordinary income into

PS-16	Stock Market Upturn Notessm

long-term capital gains, Section 1260 provides that if an investor in a “constructive ownership” transaction realizes gain from the transaction in excess of the net long-term capital gain the investor would have realized had it held the underlying investment directly, then such excess gain will be treated as ordinary income and subject to an interest charge. It is currently unclear whether, or in what manner, Section 1260 would apply to recharacterize some or all of the gains, if any, realized in respect of the Notes. On one hand, because the Notes, by their terms, do not provide returns referenced to ordinary current income generated by the Underlying Equity, there is an argument that the Notes do not present the situation that Section 1260 is intended to address. However, because an investor in a Note could, because of the Note’s leveraged upside returns, realize gains on the Note in excess of the net long-term capital gain the investor would have realized from a direct investment in the Underlying Equity, the IRS could take the view that such excess return — or a portion of that excess return — is properly recharacterized as ordinary income under Section 1260 and subjected to an interest charge. Accordingly, you are urged to consult your tax advisor about the potential application of Section 1260 to the Notes.

Non-U.S. Holders

In the case of a holder of Notes that is not a U.S. person (a “Non-U.S. Holder”) any payments made with respect to the Notes should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements.

Any capital gain realized upon the sale or other disposition of the Notes by a Non-U.S. Holder will generally not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the

Stock Market Upturn Notessm	PS-17

employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the Stock Market Upturn Notessm product supplement related to this offering for more information.

Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $23,050,000 principal amount of Notes (2,305,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Final Terms” above and some of the Notes to certain dealers at the public offering price less a concession not to exceed $0.20 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets, acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth under “Final Terms” above equal to $0.20 per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Additional Considerations

If no closing price of the Underlying Equity is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the Stock Market Upturn Notessm product supplement related to this offering. In addition, if the Underlying Equity is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Underlying Equity prior to any such discontinuance. You should refer to the section “Description of the Notes— How Will the Amount Payable at Maturity Be Calculated?” and the section “—Discontinuance of an Underlying Equity Index” in the product supplement related to this offering for more information.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount due.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

PS-18	Stock Market Upturn Notessm

NOTES

Stock Market Upturn Notessm	PS-19

NOTES

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus, prospectus supplement and Stock Market Upturn NotesSM product supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

2,305,000 Stock Market Upturn NotesSM

Based Upon the

iShares® MSCI Emerging Markets Index Fund

Due October 9, 2008

($10 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

June 25, 2007

(To Stock Market Upturn NotesSM Product Supplement Dated April 23, 2007, Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

Stock Market Upturn NotesSM is a registered service mark of Citigroup Global Markets Inc.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.